Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the special general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on July 18, 2022 at 17:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of Mr. Aviram Halevi to serve as an external director in the Company for an additional three (3) years term commencing on the date of his election at the meeting and approval of his recompense ; and

2.	Approval to renew grant letters of indemnification by the Company to its Directors’ associated with the controlling shareholder.

The approval of each of Item 1 and 2 requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest (with respect to Item 1 excluding a personal interest that is not related to a relationship with the controlling shareholders) in the approval of the proposal set forth in each Item 1 and 2 ; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in each Item 1 and 2. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in each Item 1 and 2, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Only shareholders of record at the close of business on June 17, 2022, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 5 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than July 18, 2022, 13:00 P.M. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Position Statements: Shareholders wishing to express their position on Items 1 through 5 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than July 18, 2022.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.
ii

Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to July 25, 2022, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Ehud Ben-Yair (tel: +972-8-8628500 or +972-8-8628501).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: June 10, 2022

iii

TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
_____________________________

PROXY STATEMENT
_____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 18, 2022

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on July 18, 2022 at 17:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “We” or “Our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of Mr. Aviram Halevi to serve as an external director (as such term is defined in the Israeli Companies Law 5759-1999 (the "Companies Law")) in the Company for an additional three (3) years term commencing on the date of his election at the meeting and approval of his recompense ; and

2.	Approval to renew grant letters of indemnification by the Company to its Directors’ associated with the controlling shareholder.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on June 17, 2022 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of December 31, 2021, the Company had 9,149,169 issued Shares and 8,874,696 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership of Securities

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 59.21% of TAT’s Ordinary shares (5,254,908 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of December 31, 2021, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
FIMI Funds (3)	5,254,908	59.21%
________________________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2021 (net of 274,473 dormant shares).

(3) Based on a Schedule 13D filed on August 14, 2013, and on Schedule 13D/A filed on December 12, 2016, FIMI Funds, FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 5,254,908 ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls the Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel Aviv 6789141, Israel.

Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 2 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Ehud Ben-Yair, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor), no later than July 18, 2022 at 13:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Ehud Ben-Yair; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 2 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

Position Statements should be submitted to the Company no later than July 8, 2022.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 20, 2022. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to July 25, 2022, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 and 2 , requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest do not have personal interest (with respect to Item 1 excluding a personal interest that is not related to a relationship with the controlling shareholders) in the approval of the proposal set forth in Items 1 and 2; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in Items 1 and 2. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in Item 1 and 2, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

After Careful Consideration, Our Board Recommends That Shareholders Vote “For” The Proposals Described In This Proxy Statement.

ITEM 1: APPROVAL OF THE RE-ELECTION OF MR. AVIRAM HALEVI TO SERVE AS AN EXTERNAL DIRECTOR IN THE COMPANY FOR AN ADDITIONAL THREE (3) YEARS TERM COMMENCING ON THE DATE OF HIS ELECTION AT THE MEETING AND APPROVAL OF HIS RECOMPENSE

Under the Companies Law, companies incorporated under the laws of the State of Israel that are "public companies", including companies with securities listed on the Nasdaq Global Select Market, are generally required (unless exempted, which exemption does not apply to a company that has a controlling shareholder) to elect at least two external directors who meet the qualification requirements in the Companies Law. Our Board of Directors has nominated Mr. Aviram Halevi to serve as an external director for another three years, subject to and effective upon his selection by our shareholders at the Meeting.

Under the Israeli law, the initial term of an external director of an Israeli public company is three year. The term of office for external directors of Israeli companies traded on certain non-Israeli stock exchanges, including the Nasdaq Select Global Market, may be extended indefinitely in increments of additional three-year terms, provided that (1) the audit committee and the board of directors of the company confirm that, in the light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional requirements is beneficial to the company, and (2) certain disclosures are provided to the shareholders, as we done in this item of the agenda concerning our external director nominee.

In May 2022 our Audit Committee, followed by the Board of Directors, have confirmed that in view of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for an additional term is beneficial to the Company;

Mr. Aviram Halevi (61) was elected as an external director (within the meaning of the Israeli Companies Law) by our Board of Directors in November 2013. In June 2016, Mr. Halevi was re-elected to serve as an external director for another three-year term. In June 2019, Mr. Halevi was re-elected for a third term to serve as an external director for another three-year term. Mr. Halevi is the founder and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 until 2010, Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in Geology from Queens College, CUNY, and an MBA from Tel Aviv University.

Mr. Aviram Halevi has certified that he fulfills the conditions required for being appointed as an external director according to the Israeli Companies Law.

 Attached as Appendix A is the declaration according to the Companies Law of Mr. Aviram Halevi

Subject to the approval of Mr. Halevi's election by the Meeting, Mr. Halevi's terms of employment will remain unchanged, including his entitlement to benefit from an indemnification, and D&O insurance in accordance with the Company's Compensation Policy.

Additionally, Subject to the approval Mr. Halevi's election by the Meeting, Mr. Halevi will be entitled to compensation at the fixed sum, in accordance with the Compensation Regulations of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, TO APPROVE THE RE-ELECTION OF MR. HALEVI AS AN EXTERNAL DIRECTOR OF THE COMPANY AND TO HOLD OFFICE FOR AN ADDITIONAL PERIOD OF THREE (3) YEARS COMMENCING ON THE DATE OF HIS ELECTION AT THE MEETING.

FURTHER RESOLVED, TO APPROVE MR. HALEVI'S ENTITLEMENT TO INDEMNIFICATION, D&O INSURANCE IN ACCORDANCE WITH THE COMPANY'S COMPENSATION POLICY AND COMPENSATION AT THE FIXED SUM, IN ACCORDANCE WITH THE COMPENSATION REGULATIONS OF THE COMPANIES REGULATIONS (RULES REGARDING COMPENSATION AND EXPENSES FOR AN EXTERNAL DIRECTOR), 2000.

ITEM 2: APPROVAL TO RENEW GRANT LETTERS OF INDEMNIFICATION BY THE COMPANY TO ITS DIRECTOR ASSOCIATED WITH THE CONTROLLING SHAREHOLDER.

Pursuant to the Companies Law, the grant of indemnification letter by the Company to its Director associated with the controlling shareholder (i.e., Mr. Amiram Boehm), is required to be approved every three (3) years by the Compensation Committee, Board and shareholders.

In June 2016 and also in June 2019, the Shareholders of the Company approved the renew and/or grant indemnification letters by the Company to its Officers, Directors and to its CEO including the Directors’ associated with the controlling shareholder to the full extent permitted by law and in accordance with the Company's Compensation Policy. Therefore, we are proposing to approve the grant and renewal of indemnification undertakings in the form identical to the form of indemnification undertaking previously approved by our shareholders.

It should be noted that the total amount of indemnification that the Company will pay according to the Indemnification Letter (in addition to amounts received from an insurance company, if any) to all its directors and officers in aggregate, shall not exceed, at all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

The Company's Indemnification Letter is attached hereto as Appendix C.

On May 30, 2022 our Compensation Committee and the Board recommend the renewal grant of Indemnification Letter by the Company to its Director associated with the controlling shareholder to the full extent permitted by the law and in accordance with the Company's Compensation Policy, substantially in the form attached hereto as Appendix B.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, TO APPROVE THE RENEWAL GRANT OF INDEMNIFICATION LETTER BY THE COMPANY TO ITS DIRECTOR ASSOCIATED WITH THE CONTROLLING SHAREHOLDER TO THE FULL EXTENT PERMITTED BY THE LAW AND IN ACCORDANCE WITH THE COMPANY'S COMPENSATION POLICY, SUBSTANTIALLY IN THE FORM ATTACHED HERETO AS APPENDIX C.

FURTHER RESOLVED THAT THE INDEMNIFICATION LETTER RENEWAL ARE IN THE BEST INTEREST OF THE COMPANY, UNDER MARKET CONDITIONS AND WILL NOT MATERIALLY AFFECT THE PROFITABILITY OF THE COMPANY, ITS ASSETS OR LIABILITIES. THE INDEMNIFICATION LETTERS' TERMS ARE IDENTICAL TO ALL DIRECTORS AND OFFICE HOLDERS, INCLUDING THE CFO.

OTHER BUSINESS

The Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: June 10, 2022

External Director Eligibility Declaration

Pursuant to Sections 240(b)- (e) of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:
		First name	Surname

Name in English		Aviram	Halevi
(according to passport)		First name	Surname

ID No.	054933759

Date of birth:		December 8, 1957	Nationality:	Israel

My address:		10 Bertonov St.	Tel Aviv	6094024
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a External director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

 ☐      Eligible to serve as a Director with accounting and financial expertise;

 ☒      Eligible to serve as a Professionally Eligible Director;

 ☐      None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

 ☒      I am not a relative of the Company's controlling person.

 ☒      At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

 Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: No.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

Date	Signature

3  Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

APPENDIX C
INDEMNIFICATION LETTER

TAT Technologies Ltd.

To: ____________	Date: ____________

Re: Officers indemnification Undertaking

Whereas
on _______________________ the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification undertaking by the Company to its Officers and to delete its right to exempt from liability its officers;

Whereas	_________________ (the "Indemnitee") serves as an Officer/Director of the Company;

1.	NOW, THEREFORE, in consideration of the Indemnitee's services to the Company or, at its request, to another entity, the Company hereby agree as follows:

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law for any Liability and Expense that may be imposed on Indemnitee due to an act performed or failure to, act by virtue of being an Officer of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Officer at the request of the Company either prior to or after the date hereof related to such acts and omissions described in Schedule A hereto (such Expenses and Liabilities hereinafter referred to as "Indemnifiable Liabilities"). Following is list of grounds for granting the indemnification by the Company according the applicable law and according to the company's articles of association:

2.1.1	A monetary liability imposed on Indemnitee in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

2.1.2
Reasonable legal expenses, including attorneys fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Indemnitee and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or expended by the Officer in respect of any monetary sanction;

2.1.3
A monetary obligation imposed on the Indemnitee in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 (the "Securities Law").

2.1.4
Expenses expended by the Indemnitee, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

2.1.5
Reasonable legal expenses, including attorneys fees, which the Indemnitee incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent;

2.1.6	Any other liability, payment or expense which the Company may indemnify its Indemnities' under the applicable law.

2.2
The total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid provided to the Company pursuant to Section 8 below.

2.3
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation Expenses, with respect to Indemnifiable Liabilities which the Indemnitee is entitled to be indemnified under Section 2.1 above, provided that Indemnitee submits to the Company an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses,

2.4
The Company's obligation to indemnify the Indemnitee and advance Expenses in accordance with this undertaking shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, related to an Indemnifiable Liability and arising out of the Indemnitee's service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

If when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed or such matter shall have been fully and finally settled by the parties) and the Company shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by acourt or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this undertaking or such matter shall have been fully and finally settled by the parties).

4.	NO WAIVER.

No waiver of any of the provisions of this undertaking shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing and signed by the party waiving such right.

5.	SUBROGATION.

In the event of payment under this undertaking, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this undertaking to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such Indemnifiable Liabilities shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

This undertaking shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this undertaking, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this undertaking. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

8.1	The Company will be entitled to participate therein at its own expense; and

8.2
Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this undertaking for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than as provided below, The Indemnitee shall have, the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action; in each of which cases the fees and expenses of counsel shall be at the expense of the Company and in accordance with the terms and conditions of this Agreement. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3
The Company shall not be liable to indemnify the Indemnitee under this undertaking for any amounts paid in settlement of any action or claim effected without its written consent The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY,

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company's Articles of Association or applicable law or otherwise.

10.	BINDING EFFECT.

This undertaking shall bind upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This undertaking shall continue in effect regardless of whether Indemnitee continues to serve as an Officer of the Company or of any other enterprise at the Company's request, provided that the claim for indemnification relates to an indemnifiable Event.

11.	SEVERABILITY.

The provisions of this undertaking shall be severable in !he event that any provision hereof (including any provision within a single section, paragraph or sentence) is held fry a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW

This undertaking shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to its conflict of law principles.

13.	TERMINATION

No supplement, modification, amendment, termination or cancellation of this undertaking shall be effective unless in writing and signed and agreed upon by the Company and the Indemnitee.

TAT Technologies Ltd. By: ________________ Signature: ________________ Name ant Title: ________________

SCHEDULE A

1.          Negotiations, execution, delivery and performance of agreements on behalf of the Company

2.          Anti-competitive acts and acts of commercial wrongdoing

3.          Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander

4.          Acts in regard of violation of copyrights, patents, designs and any other intellectual property rights

5.          Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision

6.          Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business

7.          Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, and other claims relating to relationships with investors and the investment community

8.          Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

9.          Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws

10.          Violations of any law or regulation governing domestic and international telecommunication in any jurisdiction

11.          Claims in connection with employment relationships with Company's or its subsidiaries' employees.